SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 of Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                               Commission File Number  0-20421

                            Tele-Communications, Inc.
             (Exact name of registrant as specified in its charter)

          Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111
                                 (303) 267-5500

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Tele-Communications, Inc. Series A TCI Group Common Stock Tele-Communications, Inc. Series B TCI Group Common Stock
       Tele-Communications, Inc. Series A Liberty Media Group Common Stock Tele-Communications, Inc. Series B Liberty Media Group Common Stock Tele-Communications, Inc. Series A TCI Ventures Group Common Stock Tele-Communications, Inc. Series B TCI Ventures Group Common Stock
            (Title of each class of securities covered by this Form)

      Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i) [X]   Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(1)(ii)[ ]   Rule 12h-3(b)(2)(i) [ ]
               Rule 12g-4(a)(2)(i) [ ]   Rule 12h-3(b)(2)(ii) [ ]
               Rule 12g-4(a)(2)(ii)[ ]   Rule 15d-6 [ ]
               Rule 12h-3(b)(1)(i) [X]

       Approximate number of holders of record as of the certification or notice date:
              Tele-Communications, Inc. Series A TCI Group Common Stock - None Tele-Communications, Inc. Series B TCI Group Common Stock - None Tele-Communications, Inc. Series A Liberty Media Group Common Stock - None
              Tele-Communications, Inc. Series B Liberty Media Group Common Stock - None
              Tele-Communications, Inc. Series A TCI Ventures Group Common
              Stock - None
              Tele-Communications, Inc. Series B TCI Ventures Group Common
              Stock - None
              Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock - 120

       Pursuant to the requirements of the Securities Exchange Act of 1934 Tele-Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 9, 1999                             BY: /s/ Stephen M. Brett
                                                    Stephen M. Brett
                                                    Executive Vice President